TATA

SEC Mail Processing Section

JUL 03 2008

Washington, DC
110

23rd June 2008
BJ/SH-L2/ 325

[redacted]

08003631

082-03733

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Security Code	Type of Security	Book Closure		Purpose
		From	To	
400 500400	Equity Shares	21st August 2008	10th September 2008	Payment of dividend, if declared at the Annual General Meeting of the Company to be held on 10th September 2008.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
JUL 08 2008
THOMSON REUTERS

dlw 7/8

TATA

SEC Mail Processing Section

JUL 03 2008

Washington, DC 110

23rd June 2008
BJ/SH-L2/324

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Financial Results

At the meeting of the Board of Directors of the Company held today, the Directors have taken on record the audited financial results for the financial year ended 31st March 2008. We send herewith a statement containing the audited financial results alongwith a copy of the Press Release issued by the Company.

At the said meeting, the Directors have recommended a dividend @ 105% (Rs.10.50 per share) to the shareholders for the year ended 31st March 2008.

The Annual General Meeting of the Company is scheduled to be held on Wednesday, 10th September 2008 at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2008

	Particulars	Year ended 31-Mar-08	Year ended 31-Mar-07
		MUs	MUs
1.	Generation	14,717	14,269
2.	Sales	14,959	14,422
		Rs. Crores	Rs. Crores
3.	Revenue	5,882.51	4,939.26
	Add / (Less) : Income to be recovered / (utilised) in future tariffs determination	33.40	(223.94)
	Net Revenue	5,915.91	4,715.32
4.	Other Income	465.84	343.99
5.	Total Income	6,381.75	5,059.31
6.	Expenditure		
	a) Staff Cost	249.69	191.90
	b) Cost of Power Purchased	548.87	664.58
	c) Cost of Fuel	3,714.99	2,708.91
	d) Cost of components, materials and services in respect of contracts	38.90	81.91
	e) Depreciation	290.50	291.92
	f) (Gain)/Loss on exchange (net)	(32.01)	(2.09)
	g) Other expenditure	433.09	353.63
	h) Total expenditure (6a to 6g)	5,244.03	4,290.76
7.	Interest	167.60	182.54
8.	Profit before tax	**970.12**	**586.01**
9.	Provision for Taxation	100.22	(110.79)
10.	Profit after tax	869.90	696.80
11.	Statutory Appropriations	58.59	22.83
12.	Net Profit after tax and Statutory Appropriations	**811.31**	**673.97**
13.	Paid-up Equity Share Capital		
	(Face Value: Rupees Ten per share)	220.72	197.92
14.	Reserves including Statutory Reserves	7,237.51	5,259.42
15.	Basic Earnings per Share on Net Profit after tax and Statutory Appropriations (In Rupees)	38.64	34.02
16.	Diluted Earnings per Share on Net Profit after tax and Statutory Appropriations (In Rupees)	38.03	32.09
17.	Aggregate of public shareholding		
	No. of shares #	14,67,48,628	13,37,11,000
	% of shareholding @	66.49	67.57
	# Excludes no. of shares held by custodians of GDR	2,25,830	3,55,160
	@ Excludes % of shareholding held by custodians of GDR	0.10	0.18
18.	Dividend (For the year ended 31-Mar-07) [In respect of preferential allotment - Refer Note 9(b)]		
	Rate per share (Face Value Rs. 10/-) (In Rupees)	9.50	-
	Amount (Rs. in crores)	9.40	-
19.	Final Dividend (Proposed)		
	Rate per share (Face Value Rs. 10/-) (In Rupees)	10.50	9.50
	Amount (Rs. in crores)	231.98	188.22

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 23rd June, 2008.

2. In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to Reliance Infrastructure Ltd. as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 31st March, 2008, the accumulated interest was Rs.128.76 crores (Rs. 2.80 crores and Rs. 11.20 crores for the quarter and year ended 31st March, 2008 respectively). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which has been withdrawn by Reliance Infrastructure Ltd. on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

   Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 342.60 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to Reliance Infrastructure Ltd. However, since 1st April, 2004, the Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company on the final outcome.

3. In a matter pertaining to distribution rights, the ATE has passed an Order which is in appeal in the Hon'ble Supreme Court. The financial consequences of the ATE's Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and consequently, no provision is considered necessary.

4. Contingencies Reserve Investments and Deferred Taxation Liability Fund Investments include 6.75% Unit Trust of India-Tax Free US Bonds 2008 of face value of Rs.87.56 crores and Rs.176.00 crores respectively received on conversion of units in Scheme US-64 which are being carried at the cost at which the units were acquired viz. Rs.126.94 crores and Rs.292.09 crores respectively. No provision has been made for diminution in the value of these investments as the loss on realisation of these investments, in the opinion of the Company, should be adjusted against the said reserves. MERC in its Order dated 22nd March, 2007, had disallowed the diminution in the value of these investments to be adjusted against the said reserves. The Company had filed an appeal with ATE against the said Order. ATE vide its Order dated 12th May, 2008 on various issues has also covered this matter and the Company is of the opinion that its contention has been upheld. However, the Company is seeking clarification on the matter.

5. In the matter of claims raised by the Company on Reliance Infrastructure Ltd., towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC, has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by Reliance Infrastructure Ltd. including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by Reliance Infrastructure Ltd., has directed Reliance Infrastructure Ltd. to pay for the difference in the energy charges for period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from Reliance Infrastructure Ltd., ATE has directed MERC that the issue be examined afresh after the decision of the Supreme Court in the Appeals relating to the distribution licence and Rebates given by Reliance Infrastructure Ltd.. However, Reliance Infrastructure Ltd. has filed an appeal in the Supreme Court. Hence, on grounds of prudence, the Company has not recognised any income arising from the above matters.

6. During the year the Company has adopted Accounting Standard (AS-15) (Revised 2005) 'Employee Benefits'. This has resulted in a transitional liability (net) of Rs.61.70 crores as at 1st April, 2007. In accordance with the transitional provisions of the Accounting Standard, the Company has decided to charge the transitional liability as an expense over a period of 5 years and accordingly Rs.12.34 crores has been recognised as an expense for the year. Further, due to change in accounting policy, the current year's charge is higher by Rs. 20.99 crores.

7. Pursuant to the notification of Companies (Accounting Standards) Rules 2006, during the year ended 31st March, 2008, the Company has recognised exchange differences (gain of Rs.14.28 crores) on borrowed funds and liabilities in foreign currencies for the acquisition of fixed assets from a country outside India in the Profit and Loss Account, which hitherto were capitalised.

8. Other Income for the quarter and year ended 31st March, 2008 includes Rs. 199.55 crores and Rs. 314.52 crores respectively (Rs. 28.93 crores for the quarter and year ended 31st March, 2007) on account of Profit on sale of Long Term Investments.

9. a) During the year the Company, after obtaining the requisite approvals, has on a preferential basis, allotted 98,94,000 Equity Shares of Rs. 10 each at a premium of Rs. 577.08 per share and 1,03,89,000 Warrants to Tata Sons Ltd. (Promoters). Each Warrant shall entitle Tata Sons Ltd. to subscribe to one Equity Share of the Company against payment in cash. As per the SEBI Guidelines, an amount equivalent to 10% of the price i.e. Rs. 58.71 per Warrant has been received from Tata Sons Ltd. on allotment of the Warrants. The price at which the Warrants shall be exercised shall be determined in accordance with the SEBI Guidelines. Accordingly, the outstanding Warrants have not been considered for computation of diluted earnings per share.

   b) As approved by the Shareholders the above Equity Shares ranked pari passu in all respects including dividend with the existing Equity Shares of the Company. Accordingly, the Company has paid dividend amounting to Rs. 9.40 crores for the year ended 31st March, 2007 and dividend tax thereon amounting to Rs. 1.60 crores.

10. During the year ended 31st March, 2008, 175,816 Foreign Currency Convertible Bonds (FCCB) have been converted into 1,29,08,297 Equity Shares of Rs 10/- each at a premium as per terms of issue. Consequently, there is an increase in the Subscribed Share Capital by Rs. 12.91 crores and Securities Premium by Rs 683.37 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the converted FCCB. As a result, Securities Premium has gone up by Rs. 121.66 crores.

11. There are no items considered exceptional/extraordinary for the quarter/year ended 31st March, 2008 (31st March, 2007 - Rs. Nil).

12. There were 2 investor complaints pending as on 1st January, 2008, 4 complaints were received during the quarter, 4 complaints were disposed off during the quarter and 2 complaints remained unresolved as at the end of the quarter ended 31st March, 2008, which have since been disposed off.

13. Previous year's figures have been regrouped /reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

Date: 23rd June, 2008.

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Standalone Year ended 31-Mar-08	Standalone Year ended 31-Mar-07	Consolidated Year ended 31-Mar-08	Consolidated Year ended 31-Mar-07
Segment Revenue				
Power Business	5,838.51	4,605.67	8,423.42	6,176.65
Coal Business	-	-	2,122.04	-
Others	77.40	110.90	345.40	300.24
Total Segment Revenue	5,915.91	4,716.57	10,890.86	6,476.89
Less: Inter segment revenue	-	1.25	-	1.25
Net Revenue	**5,915.91**	**4,715.32**	**10,890.86**	**6,475.64**
Segment Results (Profit before interest and tax)				
Power Business	717.94	477.29	1,201.72	674.07
Coal Business	-	-	393.58	-
Others	(12.60)	(17.11)	30.03	25.87
Total Segment Results	705.34	460.18	1,625.33	699.94
Less: Interest Expense	167.60	182.54	498.18	276.07
Add: Unallocated Income net of Unallocated Expense	432.38	308.37	426.29	236.24
Total Profit Before Tax	**970.12**	**586.01**	**1,553.44**	**660.11**
Capital Employed				
Power Business	5,304.39	4,678.68	9,933.22	6,960.82
Coal Business	-	-	887.46	-
Others	82.84	61.13	283.04	317.16
Unallocated	2,665.60	1,251.14	(2,110.95)	(1,084.49)
Total Capital Employed	**8,052.83**	**5,990.95**	**8,992.77**	**6,193.49**

Types of products and services in each business segment:

Power Business - Generation, Transmission, Distribution and Trading of Electricity.
Coal Business - Mining and Trading of Coal.
Others - Electronics, Project Consultancy, Project Management Services etc.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS (CONSOLIDATED) FOR THE YEAR ENDED 31ST MARCH, 2008

	Particulars	Year ended 31-Mar-08	Year ended 31-Mar-07
		Rs. Crores	Rs. Crores
1.	Net Revenue	10,890.86	6,475.64
2.	Other Income	478.65	267.07
3.	Total Income	11,369.51	6,742.71
4.	Expenditure		
	a) Staff Cost	454.81	279.74
	b) Cost of Power Purchased	2,291.31	1,807.86
	c) Cost of Fuel	4,082.31	2,708.91
	d) Coal Processing Charges	742.46	-
	e) Raw materials consumed	56.23	34.49
	f) Purchase of goods/spares for resale	29.22	34.04
	g) Cost of components, materials & services in respect of contracts	38.90	81.91
	h) Increase/(decrease) in stock in trade and work in progress	17.26	(7.71)
	i) Depreciation/Amortisation	559.28	414.78
	j) Other expenditure	1,045.54	452.51
	k) Total expenditure (4a to 4j)	9,317.32	5,806.53
5.	Interest	498.75	276.07
6.	Profit before Tax, Adjustments, Share of Associates, Minority Interest and Statutory Appropriations	1,553.44	660.11
7.	Provision for Taxation	376.46	(99.05)
8.	Net Profit after Tax and before Adjustments, Share of Associates, Minority Interest and Statutory Appropriations	1,176.98	759.16
9.	Adjustment pursuant to scheme of arrangement	-	(0.16)
10.	Share of profit/(loss) of Associates	(4.92)	19.54
11.	Minority Interest	(116.99)	(18.93)
12.	Net Profit before Statutory Appropriations	1,055.07	759.61
13.	Statutory Appropriations	58.59	22.83
14.	Net Profit after Statutory Appropriations	996.48	736.78
15.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	220.68	197.88
16.	Reserves including Statutory Reserves	7,371.32	5,212.38
17.	Earnings per Share (on Net Profit after Statutory Appropriations) (in Rupees)		
	Basic Earnings per share	47.47	37.19
	Diluted Earnings per share	46.79	35.05

Notes :

1. The following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Accounts as per Accounting Standards on :
   a) Consolidated Financial Statements (AS-21)
   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)
   c) Financial Reporting of Interest in Joint Ventures (AS-27)

Name of the Company	Ownership in % either directly or through Subsidiaries
Subsidiaries :	
Chemical Terminal Trombay Ltd.	100
Af-Taab Investment Co. Ltd.	100
Tata Power Trading Co.Ltd.	100
Power Links Transmission Ltd.	51
NELCO Ltd.	50.04
Tatanet Services Ltd.	83.33
Maithon Power Ltd.	74
Industrial Energy Ltd.	74
North Delhi Power Ltd. (from 22nd January, 2008)	51
Coastal Gujarat Power Ltd. (from 22nd April, 2007)	100
Tata Power (Mauritius) Ltd. (from 22nd June, 2007)	100
Tata Power (Cyprus) Ltd. (from 22nd June, 2007)	100
Associates :	
Panatone Finvest Ltd.	39.98
Tata BP Solar India Ltd.	49
Tata Ceramics Ltd.	40
Tata Projects Ltd.	47.78
Yashmun Engineers Ltd.	27.27
Vantech Investments Ltd.	50
Nelito Systems Ltd.	49.46
Joint Ventures :	
North Delhi Power Ltd. (Upto 21st January, 2008)	49
PT Indo Coal Resources (Cayman) Ltd. (from 26th June, 2007)	30
PT Arutmin Indonesia (from 26th June, 2007)	30
PT Indocoal Kaltim Resources (from 26th June, 2007)	30
PT Indocoal Kalsel Resources (from 26th June, 2007)	30
PT Kaltim Prima Coal (from 26th June, 2007)	30
Tubed Coal Mines Ltd. (from 20th November, 2007)	40

2. In accordance with Accounting Standard 28 'Impairment of Assets' and the guidance provided by the Institute of Chartered Accountants of India on Accounting Standard 21 'Consolidated Financial Statements', during the year, the incremental goodwill arising on consolidation, on acquisition of stake in a subsidiary and overseas joint ventures, has been tested for impairment. Until the previous year such goodwill was being amortised over a period of five years. But for this change in the accounting policy, the Profit before tax for the year would have been lower by Rs. 840.35 crores.

3. In respect of North Delhi Power Ltd., the Auditor's Report has the following qualification:
   "Attention is invited to Note regarding reconciliation and classification of debtors' balances and the absence of balance confirmations from some parties for amounts recoverable from/payable to them and the resultant impact of the difference, if any, that may arise out of such reconciliation/confirmation. Pending reconciliation/confirmation of these balances, we are unable to comment on the same.
   Further, as stated in the Note referred to above, in the absence of adequate information, the Company has allocated debtors' balances between debts outstanding for more than six months and other debts on an estimated basis."

   The Management is of the view that the above arises out of issues related to transfer of the distribution business to North Delhi Power Ltd. from Delhi Vidyut Board. The Management is taking appropriate steps and continues to pursue with the Delhi Power Co. Ltd. (successor to Delhi Vidyut Board) and the Regulatory Commission to reconcile and resolve these outstanding issues. The financial impact of the above, if any, is not ascertainable.

4. Previous year figures have been regrouped/reclassified wherever necessary.
5. The above Consolidated Financial Results have been taken on record in the Board Meeting of date.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

Date: 23rd June, 2008.

TATA

TATA

immediate use **PRESS RELEASE**

Tata Power's Net Profit up by 24.84% at Rs 869.90 Crores Revenues up by 25.46% at Rs.5915.91 Crores Steps up Dividend to Rs.10.50 per share

- ***PAT at Rs.869.90 Crores as against Rs.696.80 Crores***
- ***Annual Sales highest at 14,959 MUs (Previous high at 14,422 MUs in FY07)***
- ***Annual Generation highest at 14,717 MUs (Previous high at 14,269 in FY07)***
- ***Completed Financing of 4000 MW Mundra Ultra Mega Power Project***
- ***Completed Financing of 1050 MW Maithon Power Project***

Mumbai, 23rd June 2008: The Tata Power Company Limited, India's largest integrated private power company, today announced its Annual Results for the financial year ended 31st March 2008.

FINANCIAL HIGHLIGHTS- FY08:
For the Financial Year Ended 31st March 2008, Tata Power reported revenues at Rs.5915.91 Crores as compared to Rs.4715.32 Crores in the previous year. Profit After Tax (PAT) witnessed a growth of 24.84% at Rs.869.90 Crores as against Rs.696.80 Crores for the previous year.

The Company's consolidated revenue rose by 68.18% at Rs.10,890.86 Crores as compared to Rs.6475.64 Crores in the previous year. The Consolidated PAT for the year at Rs.1055.07 Crores rose by 38.90% as against Rs. 759.61 Crores for the previous year. The increase in the Operating revenue has been mainly on account of inclusion of the Company's share in the Indonesian Coal companies.

The Company reported 3.72% growth in its Annual Sales at 14,959 MUs in FY08 against 14,422 MUs and highest annual generation at 14717 MUs (Previous high at 14269 MUs in FY07). **Trombay thermal power station** recorded the highest ever generation of 10002 MUs crossing 10000 mark for the first time with a PLF of 85.61% for FY08 (Previous Record of 9511 MU in FY05 at PLF of 81.63%). **Jojobera thermal power station** also recorded highest ever generation at 2862 MU in FY08 (Previous highest was at 2731 MU in FY 07).

Commenting on the Company's performance, Mr. Prasad Menon, Managing Director, Tata Power said: "*The Company continues to consolidate its growth plans through capacity expansion and has achieved significant milestones this fiscal by completing financing of its two key projects under implementation- 4000 MW Mundra project and 1050 MW Maithon project and synchronization of its first unit at Haldia power plant. On an encouraging note, all our units are running at high plant load factor leading to higher generation and profitability as a result of our continued focus on optimizing operational efficiencies. It is our endeavour to continue to perform on a sustained basis through robust performance and cost-focus and by setting industry benchmarks through enhanced efficiency.*"

GROWTH PLANS:
The Company has charted out aggressive growth plans for addition of 10000 MW of generation capacity in the next five years and the projects are in various phases of implementation as mentioned below:

<u>4000 MW, Mundra Ultra Mega Power Project on Fast Track</u>:
Tata Power reinforced its commitment to accelerate the pace of the project by announcing the completion of signing of **financial agreements** for 4000 MW Ultra Mega Power Project (UMPP),

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

coming up at Mundra, Gujarat owned by its subsidiary Coastal Gujarat Power Limited (CGPL). The cost of the project is estimated at INR 17000 Crores (USD 4.2 billion) with the first of the five units to be commissioned in September 2011.

1050 MW Maithon Joint Venture Project: also completed its financing. The Project, estimated at a cost of Rs.4,450 Crores is being funded on a debt-equity ratio of 70:30. The promoters namely Tata Power and DVC would bring in equity in a ratio of 74% and 26% respectively. The debt for the project is Rs.3115 Crores and is being financed by various banks led by State Bank of India (SBI).

250 MW (Unit 8) expansion project at Trombay is progressing ahead of schedule and will be commissioned by October 2008.

Wind Farm Projects: The 50.4 MW Khandke Project was completed. Two additional wind projects of 50.4 MW each are being developed in Jamnagar district at Gujarat and Gadag district at Karnataka. Order has been placed for setting up these machines.

Captive Power Projects for Tata Steel: The **120 MW Power House # 6** at Tata Steel Works, Jamshedpur will be commissioned this financial year. The **120 MW Unit # 5** at Jojobera is also progressing as per schedule and will be commissioned in the next financial year.

120 MW Haldia power plant:The Unit 1 of 2 x 45 MW Phase of Haldia Project was synchronized with the grid in April 2008. The 2nd unit is scheduled to commission later this year.

2400 MW Coastal Maharashtra Project:
The Company is actively pursuing setting up mega power project in coastal Maharashtra and is in discussions with Government of Maharashtra (GoM) for getting required assistance in land acquisition.

Acquisition of 30% stake in Indonesian Coal Mines:
The Company completed the refinancing of its bridge loan taken for the acquisition of 30% equity stakes (the "Purchase") in major Indonesian thermal coal producers, PT Kaltim Prima Coal ("KPC") and PT Arutmin Indonesia ("Arutmin") (together the "Coal Companies"), as well as related trading companies owned by PT Bumi Resources Tbk ("Bumi"). The Company successfully refinanced USD 860 million out of a total of USD 950 million bridge loan taken at the time of acquisition.

Captive Coal Blocks:
Tubed Coal Block in Jharkhand: A Joint-Venture has been formed with the Company and Hindalco and Tubed Coal Mining Limited has been registered.

Mandakini Coal Block in Orissa: The screening Committee of Ministry of Coal has allotted Mandakini Coal Block in Orissa jointly to Tata Power, Jindal Photo and Monnet Ispat. Heads of agreement has been signed with JV partners.

OTHER BUSINESSES:
North Delhi Power Limited (NDPL) The Company's distribution joint venture NDPL posted a revenue of **Rs. 2287.23 Crores** during the year, a growth of 11% as compared to the previous year of Rs.2,052.20 Crores and a net profit of Rs.281.58 Crores during the year as compared to Rs.185.65 Crores in the previous year. The Aggregated Technical and Commercial Losses (AT&C) have been brought down from 23.70 % to 18.4%. This is 3.64% lower than the DERC approved level resulting in an incentive of Rs.53.38 Crores for the company.

The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

TATA

immediate use **PRESS RELEASE**

Powerlinks Transmission Limited (Powerlinks): Powerlinks, the first public-private joint venture in power transmission in India has earned revenues of Rs.245.52 Crores as against Rs.135.01 Crores in the previous year. The Profit after Tax also increased to Rs.58.41 Crores from Rs.20.57 Crores in the previous year.

Tata Power Trading Company Limited (TPTCL) TPTCL traded 1711 MUs during the year as compared to 1,205 MUs in the previous year, thereby resulting in an increase in its revenues by 46% to Rs.882.12 Crores from Rs.602.87 Crores in the previous year. The Profit after Tax also increased from Rs.4.3 Crores as against Rs.3.84 Crores in the previous year.

AWARDS AND ACHIEVEMENTS:

- "Greentech Safety Gold Award 2008" in Thermal Power sector for "Outstanding achievement in Safety Management" awarded to Trombay Thermal Power Station for the 5th consecutive year.
- "Suraksha Puraskar" by the National Safety Council of India was awarded to Jojobera, for developing and implementing very effective Safety Management Systems and Procedures during the assessment period of three years – 2003-05.
- Silver Shield awarded for Bhira and Bhira Pump Storage Scheme (6X25 + 1X150 MW), adjudged the second best performing station in the country by the Central Electricity Authority.
- Jojobera also completed successful implementation of Integrated Management System and received certification from TUV.
- Association of Business Communicators India – Award 2007, Bronze in Social Responsibility Communication was won jointly with Reliance Energy Ltd. & BEST for the Energy Conservation campaign "I Will, Mumbai Will".

About Tata Power:

The Tata Power Company Limited is India's largest private sector power utility with an installed generation capacity of over 2300 MW. The company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all the segments of the power sector viz generation (thermal, hydro, solar and wind), transmission and distribution. The Company won the bid for the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) and has successful public-private partnerships in generation, transmission and distribution- North Delhi Power Limited with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro project in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1000 MW Mega Power Project.

<u>For further information please contact:</u>

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 6665 8748; Email: shalinis@tatapower.com

Rakesh Reddy / Soumyashree Saha
Vaishnavi Corporate Communications
Phone: 66568787 Fax: 66568788
Email: rakesh@vccpl.com / ssaha@vccpl.com

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